SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2011
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F              Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2011, incorporated by reference herein:
Exhibit
99.1     Release dated November 7, 2011, entitled “EXERCISE OF OPTIONS AND SALE OF
           SHARES”.

99.2      Release dated November 8, 2011, entitled “JOINT VENTURE ANNOUNCEMENT
            REGARDING THE PROPOSED DISPOSAL OF DRDGOLD’S INTERESTS IN
            BLYVOORUITZICHT GOLD MINING COMPANY LIMITED (“BLYVOOR”) TO
            VILLAGE AND CAUTIONARY ANNOUNCEMENTS.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: November 8, 2011 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD")

EXERCISE OF OPTIONS AND SALE OF SHARES

In compliance with paragraph 3.63 of the JSE Limited Listings Requirements, the following information regarding a transaction by a director of a major subsidiary of DRDGOLD,
Blyvooruitzicht Gold Mining Company Limited is disclosed:
Name of director: Mr O O’Brien
Nature of transaction:
Exercise of options in terms of the Durban
Roodepoort Deep (1996) Share Option Scheme
and subsequent sale of shares
Date of exercise of options: 31 October 2011
Date of sale of shares: 3 November 2011
Class of securities:
Options in respect of DRDGOLD ordinary
shares
Number of options exercised and 47 800 at R3.88 per share
strike price:
Total value of transaction: R185 464
Number of shares sold and 47 800 at R5.24
Selling price:
Total value of sale:
R250 472
Number of options exercised and 130 000 at R3.50 per share
strike price:
Total value of transaction: R455 000
Number of shares sold and 130 000 at R5.26
Selling price:
Total value of sale:
R683 800

Number of options exercised and 96 700 at R3.69 per share
strike price:
Total value of transaction: R356 823
Number of shares sold and 96 700 at R5.26
Selling price:
Total value of sale:
R508 642
Nature of director’s interest: Direct beneficial
Exercise of options was completed
Off-market and sale of shares
Concluded on-market
In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the Chairman of the Board. The above trades were completed outside of a closed period.
Roodepoort
7 November 2011
Sponsor
One Capital

Exhibit 99.2
DRDGOLD LIMITED
(Incorporated in the Republic of South
Africa)
(Registration number 1895/000926/06)
JSE Share Code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD”)
VILLAGE MAIN REEF LIMITED
(Incorporated in the Republic of South
Africa)
(formerly known as Village Main Reef Gold
Mining Company (1934) Limited)
(Registration number 1934/005703/06)
JSE Share Code: VIL
ISIN: ZAE000154761
(“Village”)
JOINT ANNOUNCEMENT
REGARDING THE PROPOSED DISPOSAL OF DRDGOLD’S ENTIRE INTEREST IN
BLYVOORUITZICHT GOLD MINING COMPANY LIMITED (“BLYVOOR”)
TO VILLAGE AND CAUTIONARY ANNOUNCEMENTS
1.        INTRODUCTION
DRDGOLD and Village (“Parties”) are pleased to announce that DRDGOLD has received and accepted, on a non-binding and in-principle basis, a non-binding expression of interest from Village
(“EOI”) in terms of which Village has expressed an interest in acquiring DRDGOLD’s entire interest in Blyvoor, comprising all amounts owed to DRDGOLD by Blyvoor (“Blyvoor Loan”) and all the ordinary shares in Blyvoor held by DRDGOLD (“Blyvoor Shares”) (collectively, “Sale
Assets”) (“Proposed Transaction”).
Pursuant to the EOI, the Parties have entered into an exclusivity and break-fee agreement (“Break-
Fee Agreement”), further details of which are set out in paragraph 4 below.
2.
PROPOSED TRANSACTION CONSIDERATION
In terms of the EOI, Village proposes to acquire the Sale Assets from DRDGOLD for a total purchase consideration of R150 million (“Purchase Consideration”), to be settled by Village through the issue of new ordinary shares in Village (“Village Shares”) to DRDGOLD, in the manner and upon the occurrence of the events contemplated in paragraph 5 below.
3.
BACKGROUND AND COMMERCIAL RATIONALE

3.1       Blyvoor
Blyvoor mined its first ore in 1942 and is situated on the north-western edge of South Africa's
Witwatersrand Basin, to the south of the town of Carletonville and 70km south-west of
Johannesburg in the North West Province. The mine has both underground mining and surface tailings retreatment operations and a carbon-in-leach gold plant with the capacity to treat some
400 000 tonnes per month. DRDGOLD currently owns 74% of the issued share capital of Blyvoor.
On 23 June 2011, DRDGOLD published an announcement stating that the board of directors of
DRDGOLD (“DRDGOLD Board”) had decided to suspend the provision of financial assistance to
Blyvoor. This decision followed the promulgation of the Companies Act, No. 71 of 2008, as amended (“Act”) which requires the directors of holding companies to, inter alia, seek the consent of the holding company’s shareholders in order to provide financial assistance to a subsidiary. In response to this decision and after considering Blyvoor’s financial position and prospects at that date, Blyvoor’s board of directors resolved to place Blyvoor under business rescue proceedings in terms of Chapter 6 of the Act. Blyvoor remains under such business rescue proceedings as at the date of this announcement.
The Parties are confident that the business rescue proceedings in respect of Blyvoor will be discontinued imminently to their satisfaction.
3.2        Village
Village’s primary strategy is to create self-sustaining, socially responsible mining entities by utilising, inter alia, the significant mining and investment expertise residing within Village. This has been and will continue to be achieved through the identification and acquisition of strategic assets and managing these assets in a way which realises and unlocks their potential value.
Village recently concluded the acquisition of the majority of the assets of Simmer and Jack Mines
Limited which resulted in Village becoming the owner of two operating gold mines, namely
Buffelsfontein and Tau Lekoa. Village also owns and operates Consolidated Murchison, an antimony and gold operation situated in Limpopo.
The Proposed Transaction will result in Village increasing its issued share capital by approximately
9% whilst more than doubling its gold reserves from 2.1 Moz to some 7.4 Moz and increasing gold resource ounces by 115%. Furthermore, it is estimated that the acquisition of Blyvoor’s 85 000 oz of gold production will result in Village producing more than 250 000 oz of gold per annum from its operations.
3.3
Commercial rationale

It is the opinion of the DRDGOLD Board and the board of directors of Village (“Village Board”)
that the Proposed Transaction represents an excellent opportunity for Village to utilise its specialist skills to unlock further value, in a socially responsible manner, from the Blyvoor operations going forward, including for the benefit of DRDGOLD, Village and their respective shareholders.
From DRDGOLD’s perspective, the Proposed Transaction provides DRDGOLD with an opportunity to:
·   eliminate any further funding exposure towards Blyvoor;

·   retain significant further indirect potential upside from its historic investment in Blyvoor, via its shareholding in Village;

·   provide Blyvoor with access to the significant management and operational skills that Village possesses and create a platform for the sustainable and socially responsible future development of Blyvoor and its operations; and

·   clearly separate its surface and underground operations, which is its stated strategy.
4.   BREAK-FEE AGREEMENT
In terms of the Break-Fee Agreement, DRDGOLD has granted Village an exclusive right, for a period of 60 days from 7 November 2011 (“Exclusivity Period”), to acquire the Sale Assets.
The Break-Fee Agreement contains such terms and conditions as are customary for a transaction of this nature, including an extension of the Exclusivity Period in the event that the Parties enter into definitive transaction agreements in respect of the Proposed Transaction during the Exclusivity
Period.
In terms of the Break-Fee Agreement, subject to certain terms and conditions, a party that withdraws from the Proposed Transaction will be required to pay to the other party a break-fee in an amount of R5 million in the event that such withdrawing party has failed to adhere to the provisions of the Break-Fee Agreement.
5.   SALIENT TERMS OF THE PROPOSED TRANSACTION
The Parties envisage that the Proposed Transaction will be implemented in two phases, as more fully described below.
5.1       Phase I
During phase one of the Proposed Transaction (“Phase I”), Village will enter into (i) a sale and purchase agreement in respect of the Sale Assets with DRDGOLD ("Sale and Purchase
Agreement") and (ii) a contract mining agreement with Blyvoor (“Contract Mining Agreement”)

in terms of which all mining activities conducted by Blyvoor will be managed by Village for and on behalf of Blyvoor. The Contract Mining Agreement is expected to come into effect on or about
1 February 2012 (“Phase I Effective Date”) and endure until such time as all the requisite statutory and regulatory approvals and consents pertaining to the Sale and Purchase Agreement, including those required in terms of the Mineral and Petroleum Resources Development Act, 2002
(“Statutory Approvals”), have been obtained by the Parties.
On the Phase I Effective Date, Village will:
-
acquire a R115 million portion of the Blyvoor Loan from DRDGOLD for an amount of
R115 million (“Phase I Consideration”);
- issue 65 714 286 Village Shares to DRDGOLD in settlement of the Phase I Consideration, as more fully contemplated in paragraph 5.3 below; and
- issue 20 000 000 Village Shares, in favour of DRDGOLD, for settlement of the Phase II
Consideration (as more fully contemplated in paragraph 5.3 below), but to be held in
Escrow (“Escrow Shares”).
The Escrow Shares will be released to DRDGOLD as more fully contemplated in paragraph 5.2 below.
5.2
Phase II
The second phase will commence upon the Parties having obtained all the relevant Statutory
Approvals (“Phase II”). During Phase II, Village will:
- acquire the balance of the Blyvoor Loan not already acquired by Village during Phase I, for an amount of R35 million (“Phase II Consideration”);
- release the Escrow Shares to DRDGOLD, in settlement of the Phase II Consideration; and
- acquire the Blyvoor Shares from DRDGOLD, for a purchase consideration of R1.
5.3
Issue price of the Village Shares
The Phase I Consideration and the Phase II Consideration will be settled by Village through the issue of Village shares at an issue price of R1.75 per Village Share, constituting 65 714 286 (Phase
I Consideration) and 20 000 000 (Phase II Consideration) Village Shares, respectively.
6. CONDITIONS PRECEDENT
The EOI envisages the Proposed Transaction being subject to the fulfilment or, where applicable, waiver by Village in whole or in part of, inter alia, the following conditions precedent:

·   the conclusion of a due diligence investigation by Village into the Sale Assets and Blyvoor to the satisfaction of Village;
·   the execution of the Sale and Purchase Agreement and Contract Mining Agreement, which agreements shall include terms considered normal for a transaction of this nature;
·   the conclusion of the Savuka ground acquisition by Blyvoor from AngloGold Ashanti
Limited;
·   the receipt of the Statutory Approvals;
·   the receipt of all required third party waivers and/or consents for the acquisition of the Sale
Assets along with the assignment of all contracts required for the normal operation of
Blyvoor;
·   approval of the Sale and Purchase Agreement and the Contract Mining Agreement by the
DRDGOLD Board and Village Board;
·   the termination of the business rescue proceedings in respect of Blyvoor, in terms of
Chapter 6 of the Act, to the satisfaction of Village;
·   confirmation, to the satisfaction of Village, that there are no events or circumstances
(including, without limitation, any legal or regulatory proceedings, changes in law or its interpretation, changes in foreign exchange rates or commodity prices) that have or could reasonably be expected to have a material adverse effect on the Sale Assets, the value of the
Sale Assets, the extent of any environmental liability relating to Blyvoor, a Party’s ability to comply with the relevant legal agreements or the enforceability of such legal agreements;
and
·   such other conditions precedent as may be customary for a transaction of this nature.
Readers of this announcement are reminded that the EOI and the in-principle, non-binding acceptance thereof by DRDGOLD remain non-binding and that the EOI does not constitute a firm intention by Village to make an offer to acquire the Sale Assets.
7.
CAUTIONARY ANNOUNCEMENT AND FURTHER CAUTIONARY
ANNOUNCEMENT
7.1
Village cautionary announcement
Shareholders of Village (“Village Shareholders”) are advised that the outcome of the negotiations referred to in this announcement may have a material effect on the price of Village’s securities.

Accordingly, Village Shareholders are advised to exercise caution when dealing in Village’s securities until a further announcement is made.
7.2
DRDGOLD further cautionary announcement
Shareholders of DRDGOLD (“DRDGOLD Shareholders”) are referred to the cautionary announcement published on 3 November 2011 and are advised that the outcome of the negotiations referred to in this announcement may have a material effect on the price of DRDGOLD’s securities.
Accordingly, DRDGOLD Shareholders are advised to continue exercising caution when dealing in
DRDGOLD’s securities until a further announcement is made.
Johannesburg
8 November 2011
Corporate Advisor and Transaction Sponsor to DRDGOLD
One Capital

Attorneys to DRDGOLD
Cliffe Dekker Hofmeyr Inc.

Corporate Advisor to Village
To The Point Growth Specialists (Proprietary) Limited

Attorneys to Village
Cliffe Dekker Hofmeyr Inc.

Sponsor to Village
Java Capital